Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces agreement for internalization of management

TORONTO, Dec. 22 /CNW/ - Algonquin Power & Utilities Corp. (“Algonquin”) (TSX: AQN) announced today that, as part of its corporate conversion and re-structuring strategy, it has reached agreement with Algonquin Power Management Inc. (the “Manager”) to internalize all management functions which are currently provided by the Manager.

To effect this change, Algonquin will acquire the Manager’s interest in the management agreement, with consideration to be paid in the form of issuance of 1,158,748 Algonquin shares (the “Shares”) (which represents total consideration of $4.0 million based on the average closing price of $3.45 for the Shares for the 20 day trailing period ending November 19, 2009, the date upon which agreement in principle was reached with the Manager respecting the acquisition of the management agreement). This agreement-in-principle was ratified by the Board of Directors of Algonquin (the “Board”) on December 21, 2009 following Algonquin structuring appropriate employment arrangements with the individuals who are continuing in management roles.

In accordance with the policies of the Toronto Stock Exchange, approval of the issuance of the Shares will be sought from shareholders at the next annual general meeting. The beneficial interest in the Shares of those individuals who are continuing in management roles with Algonquin is intended to create and maintain alignment with the interests of Algonquin’s shareholders.

Effective immediately, Ian Robertson will assume overall responsibility for Algonquin operations as Chief Executive Officer and will be invited to join the Board. Chris Jarratt will be invited to join the Board and will assume the role of Vice Chairman, in which capacity he will be co-directing the development of strategy with Algonquin management. David Kerr has been retained to provide transitional services to Algonquin.

“Consistent with corporate governance best practices and representing the final step in our corporate conversion and strategic shift, Algonquin’s Directors determined it appropriate to internalize all management functions of Algonquin and its operating subsidiaries,” stated Ken Moore, chairman of the Board. “The internalization ensures total alignment of Algonquin management with the performance of the company, and reinforces our commitment to delivering total shareholder return.”

Blair Franklin Capital Partners Inc., financial advisor to the Board, has provided an opinion as at November 19, 2009 that the consideration to be paid by Algonquin pursuant to the transaction is fair, from a financial point of view, to the shareholders. Mercer (Canada) Limited was retained by the Board to provide advice and develop a competitive compensation structure for Algonquin’s senior management upon completion of the management internalization.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, Algonquin owns and operates a diversified approximately $1 billion North American portfolio of clean renewable electric generation and sustainable utility distribution businesses. Algonquin’s electric generation subsidiary includes 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed capacity. Through its wholly owned subsidiary, Liberty Water Co., Algonquin provides regulated utility services to more than 70,000 customers with a portfolio of 18 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, Algonquin is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. Algonquin and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. Algonquin’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A, and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/

(AQN.DB. AQN.DB.A. AQN.DB.B. AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 16:15e 22-DEC-09